Exhibit 12.2

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

for the six month periods ended June 30, 2015 and 2016

(In thousands of Mexican pesos)

	June 30, 2015	June 30, 2016
IFRS
Fixed Charges:
Interest capitalized in fixed assets	3,042,548	2,094,222
Interest expense	51,431,290	54,056,779
Amortization premiums related to indebtedness	(2,095,916)	(1,362,242)
Estimate of the interest within rental expense	213,417	302,208

Total Fixed Charges	52,591,069	55,090,967

Net income (loss)	(185,176,356)	(145,478,673)
Hydrocarbon Income Tax (IRP)	—	—
Income Tax and Others	5,338,871	5,078,873
Profit sharing in subsidiaries and affiliates (income from equity investees)	(1,207,444)	(711,162)

Pretax income from continuing operations before income from equity investees	(181,044,929)	(139,688,638)
Fixed Charges:	52,591,069	55,090,967
Amortization of interest capitalized	121,702	83,769
Distributed income of investment shares	171,451	128,051
Interest capitalized in fixed assets	(3,042,548)	(2,094,222)

Earnings	(131,203,255)	(86,480,073)

Amount by which fixed charges exceed earnings	183,794,324	141,571,040
Ratio of earnings to fixed charges	—	—